Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Starfield Resources Announces $2.3 Million Private Placement Offering

            TORONTO, Feb. 26, 2009 /CNW/ - Starfield Resources Inc. (TSX: SRU /
OTCBB: SRFDF) today announced a private placement offering (the "Offering") of flow-through common shares of the Company ("Flow Through Shares") for gross proceeds of $2,302,500.
            Dundee Securities Corporation acted as the lead agent in connection with the Offering, along with GMP Securities L.P. (the "Agents").
            Starfield issued 9,210,000 Flow Through Shares at a price of $0.25 per
Flow Through Share in accordance with the terms of the Offering.
            Starfield will use the proceeds from the Flow Through Shares primarily for general exploration expenditures with the specific objective of advancing the Y Lake massive sulphides, as well as advancing the diamond and gold potential in the Y Lake and Grizzly Trend areas.

            About Starfield

            Starfield Resources Inc. is an advanced exploration and development stage company focused on its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides. The
Company has also embarked on a diamond exploration program on its property and recently discovered a diamond.

            Forward-Looking Statements

            This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend,"
"believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the
Canadian Securities Administrators' website located at www.sedar.com. The
Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

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            Starfield Resources Inc. investors may also participate in the Company's online community at http://www.agoracom.com/ir/Starfield.

                                     www.starfieldres.com
            >>

            %SEDAR: 00009374E          %CIK: 0001074795

            /For further information: Andre J. Douchane, President and CEO, (416)
860-0400 ext. 222, adouchane(at)starfieldres.com; Greg Van Staveren, Chief
Financial Officer, (416) 860-0400 ext. 223, gvanstaveren(at)starfieldres.com;
Connie Anderson, Investor Relations, (416) 860-0400 ext. 228,
canderson(at)starfieldres.com/
            (SRU. SRFDF)

CO:  Starfield Resources Inc.

CNW 17:00e 26-FEB-09